UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS

Guadalajara, Jalisco, Mexico, December 2, 2013 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) informs that, in relation to the shareholders’’ meeting that was scheduled to take place on December 3, 2013, and in order to provide shareholders, investors and the general public information, in a timely, fair and truthful manner, the Company conveys the following information:

1.	As previously announced, GAP has commenced an amparo proceeding against the judicial order convoking a shareholders’ meeting of GAP at the request of Grupo Mexico, S.A.B. de C.V. (“GMEXICO”) issued by the 38th judge for Civil Matters in the Federal District Court. The amparo proceeding is being heard by the 6th Civil District Court for the First Circuit under the case number 1053/2013. In this proceeding, GAP was granted a provisional injunction, upon an initial and provisional review of the legality of the order issued by the 38th judge for Civil Matters in the Federal District Court, which irregularly convoked and permitted an extraordinary shareholders’ meeting for GAP’s Series B shareholders. The 6th Civil District Court for the First Circuit determined the following:

"…in respect of the rights violating act, as contained in the November 12, 2013 order issued in the special mercantile proceeding, document number 1017/2013, of the 38th JUDGE FOR CIVIL MATTERS IN THE SUPERIOR FEDERAL DISTRICT COURT; on the basis of Article 128 of the Law of Amparo, as the plaintiff requests the injunction in question and no prejudice to the social interest would be caused or any public policy breached by the granting thereof; the requested provisional suspension has been granted, such that, for the moment, things may remain as they are within the aforementioned special proceeding, and as a result thereof, the Shareholders’ Meeting for Grupo Aeroportuario del Pacífico, S.A.B. de C.V., will not take place nor will any act occur in furtherance of the meeting ordered in the special proceeding from which the relevant violation derives; pending a definitive resolution on the requested suspension."

       For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

2.	In addition to the amparo proceeding referenced above, in defense of GAP’s by-laws, and consequently, the rights of its shareholders, the Company has demanded through judicial means that GMEXICO and the 38th judge for Civil Matters in the Federal District Court declare as null the special mercantile proceeding that resulted in the convocation by judicial order of a shareholders’ meeting for GAP scheduled for 9:00am on December 3, 2013. The annulment request was presented before the 10th Judge for Commercial Matters of the city of Guadalajara, in the State of Jalisco, where on November 29, 2013, the following injunctions were granted:

“…Each time the representative of the plaintiff requests that the current situation be maintained, and so long as the plaintiff has proven its legal interest and right to petition this court, as the legal representative of the corporation whose shareholder meeting has been convoked, in order to prevent further damage to the petitioner -if the shareholder meeting were to be carried out - because it is clear that if the circumstances now prevailing change, the status of the plaintiff and petitioner of the precautionary measures would also change, hence it is resolved today, in an effort to make available to the parties effective access to justice, in accordance with the provisions of Article 1 of the Constitution of the 25th American Convention on Human Rights, also known as the Pact of San Jose, it is considered appropriate to grant the measure under the strictest responsibility of the plaintiff , in conformity with Articles 1170, 1172, 1173 and others as related to the Commercial Code pursuant to Articles 384, 385 , 386, 387 and 388 of the Federal Civil Procedure Code that applies to the legal body mentioned above, under the strictest liability of the plaintiff, the measures sought to maintain the status-quo are granted as follows;

1.	THE CONVOCATION FOR THE SHAREHOLDERS’ MEETING FOR GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. TO BE HELD ON DECEMBER 3, 2013 AT 9:00 AM IS CANCELLED.
2.	THE SHAREHODLERS’ MEETING FOR GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V SHALL NOT TAKE PLACE ON DECEMBER 3, 2013 AT 9:00 AM IN THE MAIN CONFERENCE ROOM AT THE OFFICES LOCATED ON BOSQUE DE CIRUELOS NUMBER 99, FOURTH FLOOR, COLONIA BOSQUES DE LAS LOMAS, IN MEXICO CITY, DISTRITO FEDERAL.
3.	THE DEFENDANTS ARE ORDERED TO ABSTAIN FROM DELIBERATING OR MAKING DECISIONS REGARDING THE ITEMS OF THE AGENDA OF THE MEETING WHOSE NULLITY IS SOUGHT.

GAP Press Release	Page 2 of 4

4.	GRUPO MEXICO S.A.B. DE CV IS PROHIBITED FROM HOLDING ITSELF OUT TO BE A SHAREHOLDER OF GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V, HOLDING MORE THAN 10% OF THE COMPANY’S CAPITAL STOCK PERMITTED BY THE COMPANY’S TENTH AND TWELFTH BY-LAWS AND IT IS ORDERED TO REVEAL THIS LIMITATION ON ITS OWNERSHIP OF CAPITAL STOCK OF GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. PRIOR TO ITS COURT APPEARANCES.
5.	THE PUBLICATION OF AN ANNOUNCEMENT REGARDING THE INITIATION OF THE JUDICIAL PROCEEDING AND THE GRANTING OF THE REQUESTED INJUNCTIONS IS ORDERED, IN THE SAME FORM AND TERMS AS THE PUBLICATION OF THE CONVOCATION OF THE SHAREHOLDERS’ MEETING NOW BEING CHALLENGED, THIS PUBLICATION SHOULD TAKE PLACE IN THE DIARIO REFORMA OF MEXICO.
6.	GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. IS AUTHORIZED TO PUBLISH AS A MATERIAL EVENT, AN ANNONCEMENT REGARDING BOTH THE INITIATION OF THE JUDICIAL PROCEEDING AS WELL AS THE INJUNCTIONS THAT ARE GRANTED.

Brokers will be also called to attend the trial such that they may act on behalf of the shareholders of the Company that they represent.

3.	In light of the judicial measures obtained by GAP, the Company has concluded that the shareholders’ meeting as requested by GMEXICO through the legal measures discussed in previous press releases may not take place, as doing so would both imply a challenge to the suspension order granted in the amparo, as well as constitute a breach of the protective orders, with the corresponding legal consequences.

4.	GAP reminds all of its shareholders that, pursuant to the terms of the Company’s Thirty-Fourth By-law, any shareholder or group of shareholders that holds 10% (ten percent) of the outstanding shares of the Company may at any time require that the Board of Directors or the Audit Committee convene a shareholders' meeting to discuss those matters that are specified in the request of such shareholder or group of shareholders, which process in itself necessitates the prior delivery of such request to the Company’s administrative bodies responsible for issuing the convocation of the requested meeting.

5.	The full text of the judgments referred to in this document is available for the review and analysis by shareholders, as well as brokers representing such shareholders, at the Company’s offices.

GAP Press Release	Page 3 of 4

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Press Release	Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: December 2, 2013